Heineken NV

Corporate Finance
P.O. Box 28, 1000 AA Amsterdam
Netherlands
office address:
Vijzelstraat 72
1017 HL Amsterdam
phone: +31 (0)20 5239 239

direct phone: +31 (0)20 5239 590
direct fax: +31 (0)20 5239 208

United States Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America


06013432



date
8 May 2006

subject
Exemptionfile 82-4953

our reference

your reference

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SUPPL

Dear Sir, Madam,

Attached please find the latest publication of Heineken NV. This publication is filed in relation with the exemption under Rule 12g3-2(b) of Heineken NV, with exemption file number: 82-4953.

Yours sincerely,
Heineken N.V.

J. van de Merbel
Director Investor Relations
Corporate Finance

5/15

Exemptionfile 82-4953

press release

Heineken joint venture APB acquires Aurangabad Breweries, India

Amsterdam, 2 May 2006 - Heineken N.V. announced today that Asia Pacific Breweries (APB) has acquired an initial 76% stake in Aurangabad Breweries Ltd (AUBL) in India. Heineken holds approximately 42% stake in Singapore listed APB.

The deal includes an entitlement for APB to increase its stake in AUBL to 100% by the end of 2008. The total transaction value is approximately USD 18 million and debt free.

AUBL operates 2 breweries in the states of Maharashtra and Goa, with a combined annual production capacity of approximately 250,000 hectolitres. AUBL brews and markets local lager beer brands including Cannon-10000 and Arlem.

Marc Bolland, Member of the Executive Board and Chief Operating Officer of Heineken N.V. commented: "South Asia is an attractive emerging market with favourable demographics. With this acquisition, APB is expanding its brewery network to the Indian beer market, which is currently growing by more than 7% annually. We will further build on AUBL's strong existing market positions in Maharashtra and Goa and we see future earnings potential for the Heineken brand by leveraging the strength of AUBL's distribution system."

The total beer market in India is approximately 8 million hectolitres per annum. This translates into a per capita consumption of less than 1 litre. With almost 55% of the population in the 21-59 year age group, the potential for growth in beer consumption remains high. With 15-20% of the overall Indian beer consumption, the affluent and populous Maharashtra state represents amongst the highest in India.

Editorial information

Heineken N.V. is the most international brewer in the world. The Heineken brand is sold in almost every country in the world and the company owns over 115 breweries in more than 65 countries. With a Group beer volume of 119 million hectolitres Heineken ranks fourth in the world beer market by volume. Heineken strives for an excellent sustainable financial performance through marketing a portfolio of strong local and international brands with the emphasis on the Heineken brand, through a carefully selected combination of broad and segment leadership positions and through a continuous focus on cost control. In 2005, revenues amounted to €11 billion and net profit before exceptional items and amortisation of brands amounted to €840 million. Heineken employs 64,000 people. Heineken N.V. and Heineken Holding N.V. shares are listed on the Amsterdam stock exchange. Prices for the ordinary shares may be accessed on Bloomberg under the symbols HEIN NA and HEHN NA and on the Reuter Equities 2000 Service under HEIN.AS and HEHN.AS. Additional information is available on Heineken's home page: http//www.heinekeninternational.com.

Asia Pacific Breweries Limited (APB) is a joint venture between Heineken and the Fraser & Neave group of companies. Heineken holds 42.5% and Fraser & Neave hold 37.9% of APB, a Singapore

listed company. Including AUBL, APB now owns interests in 26 brewery operation in ten countries in the Asia pacific region in Singapore, Malaysia, Thailand, Vietnam, Cambodia, China, New Zealand, Papua New Guinea, Sri Lanka and India APB manages a portfolio of over 40 beer brands with Heineken and Tiger Beer as its flagship brands.

Press enquiries
Véronique Schyns
Tel: +31 20 52 39 355
veronique.schyns@heineken.com

Investor and analyst enquiries
Jan van de Merbel
Tel: +31 20 52 39 590
investors@heineken.com